Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2011.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include, but are not limited to, those described under “Risk Factors” under Item 3. “Key Information” in our Annual Report on Form 20-F, for the year ended December 31, 2011.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition” refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) the term “Fly-BBAM” refers to our subsidiary, Fly-BBAM Holdings, Ltd.; (5) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (6) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (7) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LLC, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM LLC collectively; (8) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (9) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP and (10) the term “GAAM” refers to Global Aviation Asset Management.

PART I — FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Fly Leasing Limited

Consolidated Balance Sheets

AS OF SEPTEMBER 30, 2012 (UNAUDITED) AND DECEMBER 31, 2011

(Dollar amounts in thousands, except par value data)

	September 30, 2012	December 31, 2011
Assets
Cash and cash equivalents	$114,998	$82,105
Restricted cash and cash equivalents	166,698	298,404
Rent receivables	713	3,186
Investment in unconsolidated subsidiaries	15,921	15,141
Flight equipment held for operating lease, net	2,678,305	2,762,289
Deferred tax asset, net	—	5,329
Fair market value of derivative assets	738	4,023
Other assets, net	30,191	28,021

Total assets	3,007,564	3,198,498

Liabilities
Accounts payable and accrued liabilities	20,493	10,429
Rentals received in advance	14,835	15,297
Payable to related parties	2,774	4,863
Security deposits	48,121	50,672
Maintenance payment liability	231,467	231,793
Secured borrowings, net	2,136,510	2,326,110
Deferred tax liability, net	986	—
Fair market value of derivative liabilities	54,473	98,487
Other liabilities	20,022	17,814

Total liabilities	2,529,681	2,755,465

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 25,769,115 and 25,685,527 shares issued and outstanding at September 30, 2012 and December 31, 2011, respectively	26	26
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	458,290	455,186
Retained earnings	58,342	57,982
Accumulated other comprehensive loss, net	(38,775)	(70,161)

Total shareholders’ equity	477,883	443,033

Total liabilities and shareholders’ equity	$3,007,564	$3,198,498

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Income

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011 (UNAUDITED)

(Dollar amounts in thousands, except per share data)

	Three months ended September 30, 2012	Three months ended September 30, 2011	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Revenues
Operating lease revenue	$84,443	$47,387	$285,800	$149,149
Equity earnings from unconsolidated subsidiaries	1,852	1,289	5,980	2,626
Gain on sale of aircraft	—	—	8,489	—
Lease termination settlement	—	528	—	1,616
Interest and other income	113	233	1,556	886

Total revenues	86,408	49,437	301,825	154,277

Expenses
Depreciation	34,302	21,158	102,795	62,723
Interest expense	36,045	18,278	109,695	55,174
Selling, general and administrative	11,435	5,756	30,213	19,653
Ineffective, dedesignated and terminated derivatives	32,580	—	31,353	—
Maintenance and other costs	3,478	184	6,138	4,103

Total expenses	117,840	45,376	280,194	141,653

Net income (loss) before provision for income taxes	(31,432)	4,061	21,631	12,624
Provision (benefit) for income taxes	(1,993)	645	4,954	2,347

Net income (loss)	$(29,439)	$3,416	$16,677	$10,277

Weighted average number of shares:
Basic	25,769,115	25,647,373	25,750,811	25,904,913
Diluted	25,769,115	25,841,921	25,915,110	26,054,343
Earnings (loss) per share:
Basic	$(1.15)	$0.13	$0.63	$0.39
Diluted	$(1.15)	$0.13	$0.63	$0.39
Dividends declared and paid per share	$0.22	$0.20	$0.62	$0.60

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Comprehensive Income

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011 (UNAUDITED)

(Dollar amounts in thousands)

	Three months ended September 30, 2012	Three months ended September 30, 2011	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Net income (loss)	$(29,439)	$3,416	$16,677	$10,277
Other comprehensive income (loss), net of tax
Change in fair value of derivatives, net of deferred tax (1)	(2,256)	(9,882)	4,126	(10,265)
Reclassification from other comprehensive income into earnings due to termination of derivative liabilities, net of deferred tax (2)	27,479	—	27,479	—
Reclassification from other comprehensive income into earnings, net of deferred tax (3)	(72)	(1,364)	(219)	(396)

Comprehensive income (loss)	$(4,288)	$(7,830)	$48,063	$(384)

(1)	Deferred tax benefit was $0.2 million and $1.4 million for the three month periods ended September 30, 2012 and 2011, respectively. For the nine month periods ended September 30, 2012 and 2011, deferred tax expense was $0.7 million and deferred tax benefit was $1.5 million, respectively.
(2)	Deferred tax expense was $3.9 million for the three and nine month periods ended September 30, 2012.
(3)	Deferred tax benefit was $10,000 and $0.2 million for the three month periods ended September 30, 2012 and 2011, respectively. For the nine month periods ended September 30, 2012 and 2011, deferred tax benefit was $31,000 and $57,000, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)

(Dollar amounts in thousands)

							Accumulated
	Manager Shares		Common Shares		Additional Paid-in	Retained Earnings	Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Income (Loss), net	Equity
Balance January 1, 2011	100	$—	26,707,501	$27	$463,559	$77,984	$(66,666)	$474,904
Dividends to shareholders	—	—	—	—	—	(15,601)	—	(15,601)
Dividend equivalents	—	—	—	—	—	(72)	—	(72)
Shares repurchased	—	—	(1,074,866)	(1)	(12,845)	—	—	(12,846)
Share-based compensation	—	—	—	—	3,096	—	—	3,096
Net income	—	—	—	—	—	10,277	—	10,277
Net change in the fair value of derivatives, net of deferred tax of $1,466	—	—	—	—	—	—	(10,265)	(10,265)
Reclassified from other comprehensive income into earnings, net of deferred tax of $57	—	—	—	—	—	—	(396)	(396)

Balance September 30, 2011 (unaudited)	100	$—	25,632,635	$26	$453,810	$72,588	$(77,327)	$449,097

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)

(Dollar amounts in thousands)

	Manager Shares		Common Shares		Additional Paid-in	Retained Earnings	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Income (Loss), net	Equity
Balance January 1, 2012	100	$—	25,685,527	$26	$455,186	$57,982	$(70,161)	$443,033
Dividends to shareholders	—	—	—	—	—	(15,960)	—	(15,960)
Dividend equivalents	—	—	—	—	—	(357)		(357)
Shares issued in connection with vested share grants	—	—	83,588	—	—	—	—	—
Share-based compensation	—	—	—	—	3,104		—	3,104
Net income	—	—	—	—	—	16,677	—	16,677
Net change in the fair value of derivatives, net of deferred tax of $711	—	—	—	—	—	—	4,126	4,126
Termination of derivative liabilities, net of deferred tax of $3,926	—	—	—	—	—	—	27,479	27,479
Reclassified from other comprehensive income into earnings, net of deferred tax of $31	—	—	—	—	—	—	(219)	(219)

Balance September 30, 2012 (unaudited)	100	$—	25,769,115	$26	$458,290	$58,342	$(38,775)	$477,883

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statements of Cash Flows

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011 (UNAUDITED)

(Dollar amounts in thousands)

	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Cash Flows from Operating Activities
Net Income	$16,677	$10,277
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiaries	(5,980)	(2,626)
Gain on sale of aircraft	(8,489)	—
Depreciation	102,795	62,723
Amortization of debt issuance costs	4,526	5,298
Amortization of lease incentives	5,232	5,084
Amortization of lease discounts/premiums and other items	5,485	757
Amortization of fair market value adjustments associated with the GAAM acquisition	18,157	—
Amortization of terminated swaps	(250)	—
Share-based compensation	3,104	3,096
Deferred income taxes	3,149	1,418
Unrealized loss (gain) on derivative instruments	31,353	(454)
Security deposits and maintenance payment liability relieved	(35,392)	(2,859)
Security deposits and maintenance payment claims applied towards operating lease revenues	(7,671)	—
Changes in operating assets and liabilities:
Rent receivables	1,469	(307)
Other assets	4,435	102
Payable to related parties	(2,089)	(645)
Accounts payable and accrued liabilities	10,691	2,342
Rentals received in advance	(807)	(1,174)
Other liabilities	1,176	(645)

Net cash flows provided by operating activities	147,571	82,387

Cash Flows from Investing Activities
Investment in unconsolidated affiliates	—	(28,054)
Distributions from unconsolidated affiliates	5,200	25,688
Purchase of flight equipment	(50,803)	(41,847)
Proceeds from sale of aircraft	50,749	—
Lessor contribution to maintenance	(11,954)	(10,807)

Net cash flows used in investing activities	(6,808)	(55,020)

Cash Flows from Financing Activities
Restricted cash and cash equivalents	131,706	2,879
Security deposits received	5,120	3,800
Security deposits returned	(2,139)	(3,656)
Maintenance payment liability receipts	44,829	40,601
Maintenance payment liability disbursements	(20,478)	(6,750)
Debt issuance costs	(8,983)	(399)
Proceeds from sale of notes payable	87,282	33,765
Proceeds from other aircraft secured borrowings	459,200	29,548
Repayment of secured borrowings	(753,024)	(33,815)
(Payment for) proceeds from termination of derivative contracts	(35,066)	1,398
Shares repurchased	—	(12,846)
Dividends	(15,960)	(15,601)
Dividend equivalents	(357)	(72)

Net cash flows (used in)/provided by financing activities	(107,870)	38,852

	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Net increase in cash	32,893	66,219
Cash at beginning of period	82,105	164,107

Cash at end of period	$114,998	$230,326

Supplemental Disclosure:
Cash paid during the period for:
Interest	$87,915	$48,947
Taxes	1,411	530
Noncash Activities:
Security deposits applied to rent receivables	1,000	—
Security deposits and maintenance payment liability disbursements applied as rentals received in advance	345	—
Security deposits assumed on purchase of flight equipment	1,080	—
Maintenance reserves assumed on purchase of flight equipment	8,482	—
Maintenance payment claim applied to operating lease revenue	—	313
Lease incentive obligation applied to operating lease revenue	—	656
Lease incentive obligation applied to interest and other income	—	83
Lease incentive obligation applied to rentals received in advance	—	100
Lease incentive obligation applied as maintenance payment liability	—	484
Debt issuance costs netted with proceeds from other secured borrowings	—	450

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Notes to Consolidated Financial Statements

For the nine months ended September 30, 2012

1. ORGANIZATION

Fly Leasing Limited (the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries.

Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.

In accordance with the Company’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to Fly Leasing Management Co. Limited (the “Manager”) for no consideration. Subject to the provisions of the Company’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s amended and restated bye-laws, have no voting rights.

On October 14, 2011, the Company completed the acquisition of a portfolio of 49 aircraft and other assets valued at approximately $1.4 billion (“GAAM Portfolio”) that had been managed by Global Aviation Asset Management (“GAAM”). The acquisition of the GAAM Portfolio was accounted for as a business combination. Identifiable assets acquired and liabilities assumed were recorded at their fair values as of the acquisition date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, Fly would consolidate a Variable Interest Entity (“VIE”). All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

The Company has a 15.0% and 57.4% interest in BBAM LP and Fly-Z/C LP, respectively. The Company does not control the joint ventures. Fly accounts for its interest in the unconsolidated joint ventures using the equity method under which its investment is initially recorded at cost. The carrying amount of the Company’s investment is affected by its share of the joint ventures’ undistributed earnings and losses, and distributions of dividends and capital. The Company periodically reviews the carrying amount of its investment in the joint ventures, or whenever events or changes in circumstances indicate that a decline in value may have occurred. If its investment is determined to be impaired on an other-than-temporary basis, a loss equal to the difference between the fair value of the investment and its carrying value is recorded in the period of identification.

The Company currently has only one operating and reportable segment which is aircraft leasing.

The accompanying interim consolidated financial statements are prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting and, in the Company’s opinion, reflect all adjustments, including normal recurring items which are necessary to present fairly the results for interim periods. The operating results for the periods presented are not necessarily indicative of the results that may be expected for an entire year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC; however, the Company believes that the disclosures are adequate to make the information presented not misleading.

Certain amounts in the consolidated financial statements have been reclassified to conform to the current presentation. Such reclassifications have no impact on consolidated net income or shareholders’ equity.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In 2012, the Company adopted the standard of presenting components of other comprehensive income in a separate statement of comprehensive income. The standard was effective for interim and annual periods beginning in 2012.

3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

As of September 30, 2012 and December 31, 2011, the Company had 110 and 109 aircraft held for operating leases, respectively. During the nine month period ended September 30, 2012, the Company purchased four aircraft for a total acquisition cost of $60.4 million. To partially finance the acquisitions, the Company entered into loan agreements with an international commercial bank to borrow a total of $50.0 million. In June 2012, the Company sold three aircraft and recognized a pre-tax gain on sale totaling $8.5 million. A portion of the proceeds received has been used to repay the Note balance associated with the three aircraft. (See Note 5.)

For the nine month period ended September 30, 2012, the Company terminated the leases for eight aircraft prior to their scheduled expiry dates. The Company has re-leased two aircraft to new lessees. The remaining five aircraft are being remarketed.

Subsequent to September 30, 2012, a lessee of one aircraft ceased operations and filed for bankruptcy protection.

As of September 30, 2012 and December 31, 2011, flight equipment held for operating leases consisted of the following:

	September 30, 2012	December 31, 2011
	(Dollars in thousands)
Cost	$3,075,543	$3,070,820
Accumulated depreciation	(397,238)	(308,531)

Flight Equipment Held for Operating Leases, net	$2,678,305	$2,762,289

The Company capitalized $8.4 million and $7.7 million of major maintenance expenditures for the nine month periods ended September 30, 2012 and 2011, respectively. These amounts have been included in flight equipment held for operating leases.

At September 30, 2012 and December 31, 2011, aircraft held for operating leases were on lease to 53 lessees in 29 countries. As of September 30, 2012, the Company had five aircraft off-lease and are in the process of being re-marketed.

The classification of the net book value of flight equipment held for operating leases and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the aircraft lessee.

The distribution of the net book value of flight equipment held for operating leases by geographic region is as follows:

	September 30, 2012		December 31, 2011
	(Dollars in thousands)
Europe:
United Kingdom	$369,865	14%	$383,234	14%
Germany	157,058	6%	190,793	7%
Other	620,259	23%	641,654	23%

Europe — Total	1,147,182	43%	1,215,681	44%

Asia and South Pacific:
China	304,044	11%	317,082	12%
India	148,197	6%	241,715	9%
Australia	129,967	5%	152,115	6%
Other	80,513	3%	83,838	2%

Asia and South Pacific — Total	662,721	25%	794,750	29%

North America:
United States	270,494	10%	281,991	10%
Other	35,022	1%	36,138	1%

North America — Total	305,516	11%	318,129	11%

Mexico, South and Central America:
Mexico	171,833	7%	178,321	7%
Other	107,879	4%	84,135	3%

Mexico, South and Central America — Total	279,712	11%	262,456	10%

Middle East and Africa — Total	165,259	6%	171,273	6%

Off-Lease — Total	117,915	4%	—	—

Total flight equipment held for operating leases, net	$2,678,305	100%	$2,762,289	100%

The distribution of operating lease revenue by geographic region for the three month periods ended September 30, 2012 and 2011 is as follows:

	Three months ended September 30, 2012		Three months ended September 30, 2011
	(Dollars in thousands)
Europe:
United Kingdom	$11,514	14%	$3,370	7%
Germany	4,485	6%	3,240	7%
Other	21,816	25%	15,732	33%

Europe — Total	37,815	45%	22,342	47%

Asia and South Pacific:
India	3,804	4%	4,009	9%
China	9,234	11%	2,007	4%
Australia	7,556	9%	—	0%
Other	2,225	3%	1,318	3%

Asia and South Pacific — Total	22,819	27%	7,334	16%

North America:
United States	10,328	12%	9,623	20%
Other	972	1%	973	2%

North America — Total	11,300	13%	10,596	22%

Mexico, South and Central America:
Mexico	4,715	6%	4,003	8%
Other	3,289	4%	—	0%

Mexico, South and Central America — Total	8,004	10%	4,003	8%

Middle East and Africa — Total	4,505	5%	3,112	7%

Total Operating Lease Revenue	$84,443	100%	$47,387	100%

The distribution of operating lease revenue by geographic region for the nine month periods ended September 30, 2012 and 2011 is as follows:

	Nine months ended September 30, 2012		Nine months ended September 30, 2011
	(Dollars in thousands)
Europe:
United Kingdom	$34,542	12%	$9,879	7%
Germany	21,608	8%	9,721	7%
Other	67,926	23%	50,668	33%

Europe — Total	124,076	43%	70,268	47%

Asia and South Pacific:
India	35,509	13%	16,835	11%
China	27,684	10%	6,020	4%
Australia	20,317	7%	—	0%
Other	6,660	2%	3,953	3%

Asia and South Pacific — Total	90,170	32%	26,808	18%

North America:
United States	30,983	11%	28,870	19%
Other	2,918	1%	2,919	2%

North America — Total	33,901	12%	31,789	21%

Mexico, South and Central America:
Mexico	14,121	5%	11,519	8%
Other	9,339	3%	—	0%

Mexico, South and Central America — Total	23,460	8%	11,519	8%

Middle East and Africa — Total	14,193	5%	8,765	6%

Total Operating Lease Revenue	$285,800	100%	$149,149	100%

No customer accounted for 10.0% or more of the total operating lease revenue for the three or nine month periods ended September 30, 2012 or 2011. For the three month and nine month periods ended September 30, 2012, the Company did not accrue rent from two lessees due to concerns about their financial condition and only recognized revenue as cash was received from these lessees. The Company recognized revenue, excluding end of lease income, from those leases of $0.9 million and $8.0 million during the three and nine month periods ended September 30, 2012, respectively. During the three and nine month periods ended September 30, 2011, the Company had two lessees on non-accrual status and recognized revenues of $1.1 million and $8.9 million, respectively, from these leases.

For the three and nine month periods ended September 30, 2012, the Company recognized end of lease revenue of $5.8 million and $35.8 million, respectively. No end of lease revenue was recognized for the three month period ended September 30, 2011. For the nine month period ended September 30, 2011, the Company recognized end of lease revenue of $2.9 million.

The amortization of lease premiums, net of lease discounts, which has been included as a component of operating lease revenue, was approximately $1.8 million and $5.8 million for the three and nine month periods ended September 30, 2012, respectively. Amortization of lease discounts, net of lease premiums was approximately $0.1 million and $0.2 million for the three and nine month periods ended September 30, 2011, respectively.

The amortization of lease incentives recorded as a reduction of operating lease revenue totaled $1.9 million and $5.2 million for the three and nine month periods ended September 30, 2012, respectively. The amortization of lease incentives totaled $1.9 million and $5.1 million for the three and nine month periods ended September 30, 2011, respectively.

As of September 30, 2012 and December 31, 2011, the average remaining lease term of the Company’s aircraft portfolio, weighted by net book value, was 3.1 years and 3.6 years, respectively.

4. INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

Investment in BBAM LP

The Company, through its wholly-owned subsidiary, Fly-BBAM, has a 15% interest in BBAM LP. Summit Aviation Partners LLC (“Summit”) owns the remaining 85% interest in BBAM LP. During the three month periods ended September 30, 2012 and 2011, the Company recognized $1.8 million and $1.0 million, respectively, in equity earnings from its investment in BBAM LP. During the nine month periods ended September 30, 2012 and 2011, the Company recognized $5.2 million and $2.7 million, respectively, in equity earnings. The Company received distributions of $4.7 million and $1.7 million during the nine month periods ended September 30, 2012 and 2011, respectively.

Investment in Fly-Z/C LP

The Company has a 57.4% limited partnership interest in Fly-Z/C LP. Summit has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM LP as the general partner of the joint venture. For the three and nine month periods ended September 30, 2012, the Company recognized $0.1 million and $0.8 million, respectively, in equity earnings from its investment in Fly-Z/C LP. For the three and nine month periods ended September 30, 2011, the Company recognized equity earnings of $0.3 million and an equity loss of $0.1 million, respectively. The Company received distributions of $0.5 million and $23.1 million during the nine month periods ended September 30, 2012 and 2011, respectively. Distributions received by the Company in 2011 included a $22.2 million distribution in connection with the completion of a $40.0 million debt financing by the joint venture.

5. SECURED BORROWINGS

The Company’s secured borrowings, net of unamortized debt discounts, as of September 30, 2012 and December 31, 2011 are presented below:

	Net carrying value as of		Weighted average interest rate (1) as of
	September 30, 2012	December 31, 2011	September 30, 2012	December 31, 2011	Maturity date
	(in thousands)
Notes Payable	$643,934	$599,805	0.89%	0.95%	November 2033
B&B Air Acquisition Facility	—	425,931	—	2.86%	—
Nord LB Facility	530,763	569,909	4.09%	3.98%	November 2018
BOS Facility	299,937	479,561	4.85%	4.98%	April 2013 – December 2017
Term Loan	379,439	—	6.75%	—	August 2018
Other aircraft secured borrowings	282,437	216,395	5.56%	5.70%	December 2013 – February 2019
Other secured borrowing	—	34,509	—	0.58%	—

Total	$2,136,510	$2,326,110

(1)	Represents the contractual interest rates, and does not include any amortization of debt discounts or effect of derivative instruments.

Notes Payable

	Balance as of
	September 30, 2012	December 31, 2011
	(in thousands)
Outstanding principal balance:
Notes issued	$666,040	$606,751
Unamortized discount	(22,106)	(6,946)

Notes payable, net	$643,934	$599,805

On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”). The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. Interest is payable monthly based on the current one-month London Interbank Offered Rate (“LIBOR”) plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and, in certain circumstances, principal on the Notes.

In 2009, the Company repurchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes for $83.0 million. In 2011, the Company sold $40.8 million principal amount of these repurchased Notes for $33.8 million. In the first quarter of 2012, the Company sold the remaining $106.7 million principal amount of Notes for $87.3 million. The resulting discount of $26.4 million is being amortized over the remaining term of the Notes.

Until August 2012, there were scheduled minimum principal payments of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. Scheduled principal payments during the nine month periods ended September 30, 2012 and 2011 totaled $8.7 million and $6.4 million, respectively, net of $0.1 million and $1.5 million which were paid to the Company’s subsidiary, respectively, in respect of the Notes it previously held. Accrued interest on the Notes totaled $0.3 million as of September 30, 2012 and December 31, 2011.

During the nine month period ended September 30, 2012, three aircraft financed by the Notes were sold and the Company repaid debt of $38.8 million associated with these aircraft.

Commencing August 2012, all revenues collected during each monthly period are being applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. The final maturity date of the Notes is November 14, 2033.

B&B Air Funding is subject to certain financial and operating covenants. As of September 30, 2012, B&B Air Funding was not in default under the Notes.

In connection with the issuance of the Notes, B&B Air Funding entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Noteholders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. As of September 30, 2012, B&B Air Funding had not drawn on the Note Liquidity Facility.

B&B Air Acquisition Facility

	Balance as of September 30, 2012	Balance as of December 31, 2011
	(Dollars in thousands)
B&B Air Acquisition Facility:
Principal — Tranche A	$—	$241,931
Principal — Tranche B	—	184,000

Borrowings under B&B Air Acquisition Facility	$—	$425,931

On November 7, 2007, B&B Air Acquisition entered into a credit facility that provided for aircraft financing (“B&B Air Acquisition Facility”). Tranches A and B were provided by a consortium of third party lenders and were subject to customary terms and conditions. Borrowings under the B&B Air Acquisition Facility incurred interest at a rate based on one-month LIBOR plus an applicable margin. The applicable margins for Tranche A and B were 1.50% per annum and 4.00% per annum, respectively.

On August 9, 2012, the amounts outstanding under the B&B Air Acquisition Facility, which financed 16 aircraft at that time, were repaid with proceeds from a new Term Loan (see below) and approximately $129.3 million of the Company’s cash. In connection with the early repayment of the facility, $2.5 million of accrued interest was waived by the lenders. The amount was recognized as a reduction to interest expense.

Nord LB Facility

	Balance as of
	September 30, 2012	December 31, 2011
	(in thousands)
Outstanding principal balance	$551,981	$598,198
Unamortized debt discount	(21,218)	(28,289)

Nord LB Facility balance, net	$530,763	$569,909

In connection with 19 of the 49 aircraft acquired in the GAAM Portfolio, the Company assumed a debt facility provided by Norddeutsche Landesbank Gironzentrale (“Nord LB Facility”). In February 2012, the Company repaid $25.0 million of the outstanding borrowings and completed an extension of the Nord LB Facility to November 2018. At the beginning of the extension term on November 14, 2012, the Company will make an additional principal payment of $15.0 million to Nord LB. From February 6, 2012 until November 14, 2012, the Company will pay Nord LB a fee equal to 0.45% per annum on the amount which will be outstanding on November 14, 2012. As of September 30, 2012 and December 31, 2011, interest accrued on the facility totaled $1.1 million and $1.2 million, respectively.

In connection with the negotiation of the facility extension, the Company entered into an amendment agreement with respect to the current Nord LB Facility. The Nord LB Facility is currently structured as a single loan facility pursuant to which one of the Company’s subsidiaries is the borrower. Starting on November 14, 2012, the Nord LB Facility will be structured as 19 individual loans with each aircraft owning subsidiary acting as the borrower of each respective loan. The loans are generally cross-collateralized and contain cross-default provisions.

As of September 30, 2012 and December 31, 2011, the weighted average interest rate on the current Nord LB Facility was 5.86% on loans associated with aircraft with fixed rate leases. The interest rate on loans associated with aircraft with floating rate leases is one month LIBOR plus 0.25%, or 1.44% and 1.45% as of September 30, 2012 and December 31, 2011, respectively. The blended weighted average interest rate for the Nord LB Facility was 4.09% and 3.98% as of September 30, 2012 and December 31, 2011, respectively, excluding the debt discount amortization. During the extension term which begins November 14, 2012, the Nord LB Facility will bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018.

In addition to the $25.0 million principal payment made in February 2012, there are monthly scheduled principal payments of approximately $2.3 million through November 2012. At the beginning of the extension term on November 14, 2012, the Company will make an additional principal payment of $15.0 million. Beginning in December 2012, the Company will pay 95% of lease rentals actually received in the corresponding monthly collections period towards interest and principal. The Company made principal payments totaling $46.2 million during the nine month period ended September 30, 2012.

The Nord LB Facility does not contain any financial covenants. However, the Nord LB Facility does contain certain operating covenants relating to the maintenance, registration and insurance of the financed aircraft. The Nord LB Facility also contains certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and re-leasing of the aircraft. As of September 30, 2012, there was no default under the Nord LB Facility.

BOS Facility

	Balance as of
	September 30, 2012	December 31, 2011
	(in thousands)
Outstanding principal balance:
Senior tranches	$273,975	$440,106
Junior tranches	35,619	53,341

Total outstanding principal balance	309,594	493,447
Unamortized debt discount	(9,657)	(13,886)

BOS Facility balance, net	$299,937	$479,561

In connection with 21 of the 49 aircraft acquired in the GAAM Portfolio, the Company’s subsidiaries assumed a debt facility provided by Bank of Scotland plc and Commonwealth Bank of Australia (“BOS Facility”). At September 30, 2012 and December 31, 2011, 12 and 20 aircraft in the GAAM Portfolio, respectively, were financed through this facility. Subsequent to the acquisition of the GAAM Portfolio, ten aircraft were refinanced. One aircraft which was refinanced in 2011 resulted in a repayment of $20.0 million and the eight other aircraft which were refinanced during the nine month period ended September 30, 2012 resulted in repayments of $164.4 million under this facility. Subsequent to September 30, 2012, one aircraft was refinanced resulting in a repayment of $30.5 million. The BOS Facility consists of individual loans with respect to each financed aircraft which have maturity dates matching the scheduled lease termination dates for the financed aircraft. The loan maturity dates range from 2013 to 2017. Each loan may consist of a senior and junior tranche. The loans are cross-collateralized and lenders may require payment in full or foreclose on any aircraft in this facility in the event of a default.

Borrowings under the BOS Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 1.43% for the senior tranche and 2.70% for the junior tranche. As of September 30, 2012 and December 31, 2011, the weighted average interest rates on senior and junior tranche loans, excluding the debt discount amortization, are presented below:

	As of
	September 30, 2012	December 31, 2011
Fixed rate loans:
Senior tranches	5.88%	5.58%
Junior tranches	7.39%	7.29%
Variable rate loans:
Senior tranches	1.67%	2.13%
Junior tranches	2.94%	3.78%
Facility weighted average interest rate	4.85%	4.91%

As of September 30, 2012 and December 31, 2011, interest accrued on the facility totaled $0.4 million and $1.0 million, respectively.

The Company is subject to operating covenants relating to the maintenance, registration and insurance of the financed aircraft. The BOS Facility also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and re-leasing of the aircraft. As of September 30, 2012, there was no default under the BOS Facility.

Term Loan

	Balance as of
	September 30, 2012	December 31, 2011
	(in thousands)
Outstanding principal balance	$395,000	$—
Unamortized debt discount	(15,561)	—

Term Loan balance, net	$379,439	$—

On August 9, 2012, the Company, through a wholly-owned subsidiary, entered into a $395.0 million senior secured term loan that matures in 2018 (the “Term Loan”) with a consortium of lenders. The Term Loan was issued at an offering price of 96% of par value. The resulting discount is being amortized over six years. The Term Loan bears interest at LIBOR plus a margin of 5.50%, with a LIBOR floor of 1.25% and requires quarterly principal payments of 1.25% of the original loan amount.

Debt proceeds of $266.7 million, along with approximately $129.3 million of the Company’s cash, was applied towards full repayment of the B&B Air Acquisition Facility which financed 16 aircraft.

The Company received the remaining proceeds of $112.5 million as the additional seven aircraft which were previously financed in the BOS Facility were delivered into the Term Loan facility. These proceeds were applied towards full repayment of debt outstanding in the BOS Facility in respect of these seven aircraft, as well as associated break costs.

The Term Loan is secured by 23 aircraft and is guaranteed by the Company. The Term Loan includes certain customary covenants, including reporting requirements, maintenance of public ratings, maintenance of insurance and limitations on our ability to incur additional indebtedness in respect of the aircraft financed by the Term Loan. On or prior to August 9, 2013, the Term Loan can be prepaid in part or in whole for an amount equal to 101% of the outstanding principal amount being repaid. Beginning August 10, 2013 and thereafter, the Term Loan can be prepaid in part or in whole for an amount equal to 100% of the outstanding principal amount being repaid. The aggregate principal amount outstanding as measured on a quarterly basis must not exceed 67.5% of the lower of the mean or median of the half-life adjusted base values of the financed aircraft, as determined by three independent appraisers (“LTV Maintenance Test”). The Company is required to seek new appraisals semi-annually. The Term Loan also contains certain concentration limits based on appraised value.

Upon the sale of an aircraft, the Company has the ability to substitute aircraft into the Term Loan subject to certain conditions. The substitute aircraft must have an appraised value equal to or greater than the aircraft removed from the Term Loan and the Company must be in compliance with the concentrations limits and LTV Maintenance Test after the substitution.

Other Aircraft Secured Borrowings

In addition to the debt financings described above, the Company has entered into secured, non-recourse debt to finance the acquisition of aircraft. These borrowings finance the acquisition of one or more aircraft and are usually structured as individual loans which are secured by pledges of the Company’s rights, title and interest in the financed aircraft and leases.

The maturity date on each loan matches the corresponding lease expiration date. The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. These loans all contain customary covenants relating to the maintenance, registration and insurance of the financed aircraft, as well as restrictions on the Company’s activities, including investments and other activities of the borrowers and restrictions on the granting of liens or other security interests in the aircraft. None of these loans include any financial covenants. These loans also contain certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and re-leasing of the aircraft. The Company was not in default under any of these debt financings at September 30, 2012.

Other aircraft secured debt borrowings include: (i) three loans financing nine aircraft that were assumed with the acquisition of the GAAM Portfolio,(ii) three loans that were arranged in connection with the re-lease of that aircraft in the GAAM Portfolio and (iii) eight loans that were arranged in connection with the purchase of additional aircraft. As of September 30, 2012 and December 31, 2011, interest accrued on these loans totaled $1.3 million and $0.8 million, respectively.

The following table contains a summary of the key terms related to these other aircraft secured debt borrowings:

	Number of Aircraft Financed	Principal Balance Outstanding as of		Weighted Average Interest Rates (1)	Maturity Date
		September 30, 2012	December 31, 2011
		(in thousands)
GAAM Facility No. 1 (2) (4)	6	$43,125	$46,126	5.81%	May 2017 – June 2017
GAAM Facility No. 2	2	32,239	34,010	6.30%	August 2014 – December 2015
GAAM Note Payable 1 (3)	1	20,208	20,836	2.04%	December 2015
GAAM Note Payable 2	1	17,031	18,000	6.22%	December 2017
GAAM Note Payable 3	1	14,605	—	5.69%	December 2016
GAAM Note Payable 4	1	14,775	—	5.87%	January 2018
Aircraft Note Payable 1	1	27,016	28,343	6.41%	December 2018
Aircraft Note Payable 2	1	27,446	28,715	7.20%	February 2019
Aircraft Note Payable 3	1	24,575	26,566	5.14%	December 2015
Aircraft Note Payable 4	1	18,118	19,599	5.33%	May 2016
Aircraft Note Payable 5	1	11,240	—	4.32%	December 2013
Aircraft Note Payable 6	1	11,147	—	4.65%	December 2013
Aircraft Note Payable 7	1	12,788	—	5.12%	June 2015
Aircraft Note Payable 8	1	12,793	—	5.12%	June 2015

Total outstanding principal balance		$287,106	$222,195
Unamortized debt discount (2) (3)		(4,669)	(5,800)

Other aircraft secured borrowings balance, net		$282,437	$216,395

(1)	Represents the contractual interest rates.
(2)	As of September 30, 2012 and December 31, 2011, the unamortized discount associated with GAAM Facility No. 1 totaled $3.5 million and $4.3 million, respectively.
(3)	As of September 30, 2012 and December 31, 2011, the unamortized discount associated with GAAM Note Payable 1 totaled $1.2 million and $1.5 million, respectively.
(4)	The loans in this facility are cross-collateralized and the lenders may require payment in full or foreclose on any aircraft upon an event of default on any loan.

Other Secured Borrowing

The Company had an $85.0 million credit facility agreement (the “Credit Facility”) with an international commercial bank. As of December 31, 2011, the Credit Facility had an outstanding principal balance of $34.5 million which was fully repaid in the first quarter of 2012.

6. DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time. As of September 30, 2012 and December 31, 2011, the Company had interest rate swap contracts with notional amounts aggregating $991.6 million and $1.2 billion, respectively. Six of the interest rate swap contracts were assumed in connection with the acquisition of the GAAM Portfolio. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $52.8 million and $94.2 million as of September 30, 2012 and December 31, 2011, respectively.

To mitigate its exposure to foreign currency exchange fluctuations, the Company enters into cross currency coupon swap contracts in conjunction with leases in which a portion or all of the lease rentals are denominated in a currency other than U.S. dollars (“USD”). Pursuant to such cross currency swaps, the Company receives USD based on a fixed conversion rate through the maturity date of the respective swap contract. Seven cross currency swap contracts were assumed in connection with the acquisition of the GAAM Portfolio, of which three have been terminated. As of September 30, 2012 and December 31, 2011, the unrealized fair market value gain on the Euro cross currency swap contracts, reflected as a derivative asset, was $0.7 million and $4.0 million, respectively. The unrealized fair market value loss on the Australian dollar (“AUD”) cross currency swap contracts, reflected as derivative liabilities, was $1.7 million and $4.3 million as of September 30, 2012 and December 31, 2011, respectively.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

Designated Derivatives

The Company’s interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. For the three month period ended September 30, 2012, the Company recorded a net unrealized loss of $2.3 million after the applicable net tax benefit of $0.2 million. For the nine month period ended September 30, 2012, the Company recorded a net unrealized gain of $4.1 million after the applicable net tax expense of $0.7 million. For the three and nine month periods ended September 30, 2011, the Company recorded a net unrealized loss of $11.1 million and $11.5 million, respectively, after the applicable net tax provision of $1.6 million for each of the corresponding periods.

As of September 30, 2012, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Deferred Tax Benefit	Loss Recognized in Accumulated Comprehensive Loss	Gain Recognized into Earnings
Interest rate swap contracts	27	1/14/2015 - 11/16/2018	0.90% - 4.93%	$991,590	$(55,366)	$3,612	$(51,754)	$5,676	$(40,147)	$—
Accrued interest				—	(1,010)	—	(1,010)	—	—	—

Total – designated derivative liabilities	27			$991,590	$(56,376)	$3,612	$(52,764)	$5,676	$(40,147)	$—

Undesignated Derivatives

Interest rate and cross currency swap contracts assumed in connection with the acquisition of the GAAM Portfolio have historically qualified for hedge accounting treatment. However, due to interest and foreign currency exchange rates of the underlying contracts being different from market rates at the acquisition date, some of these contracts no longer qualified for hedge accounting treatment and were de-designated. The Company also has swap contracts that have been de-designated due to the sale of aircraft, repayment of principal on the associated debt and the discontinuation of the associated cash flows. Changes in the fair value of these derivatives are recorded directly into income.

As of September 30, 2012, the Company had the following undesignated derivative liability (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Contracted Fixed Conversion Rate to U.S. Dollar	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Gain Recognized into Earnings
Cross currency swap contracts	1	01/23/2014	—	$1AUD to 0.7803	$474	$(1,759)	$50	$(1,709)	$564

Total – non-designated derivative liabilities	1				$474	$(1,759)	$50	$(1,709)	$564

As of September 30, 2012, the Company had the following undesignated derivative assets (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Contracted Fixed Conversion Rate to U.S. Dollar		Swap Contract Notional Amount	Fair Market Value of Derivative Asset	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Asset	Loss Recognized into Earnings
Cross currency swap contracts	3	4/8/2013	$ $	1EURO to 1.4284 - 1.4769	$691	$739	$(1)	$738	$337

Total – non-designated derivative assets	3				$691	$739	$(1)	$738	$337

Terminated Derivatives

In 2010 and 2011, the Company terminated two interest rate swap contracts and received settlement proceeds totaling $2.1 million which are being amortized as a reduction to interest expense over the original term of the contracts.

On April 3, 2012, the Company terminated an undesignated cross currency swap contract and received settlement proceeds totaling $1.6 million. In addition, three cross currency swap contracts were terminated during the nine month period ended September 30, 2012. The gain recognized into earnings associated with the terminated contracts totaled $0.7 million.

In connection with the repayment of the amounts outstanding under the B&B Air Acquisition Facility, the Company terminated eleven swaps associated with the facility and made payments totaling $36.3 million during the three month period ended September 30, 2012. The loss recognized into earnings associated with the terminated contracts totaled $32.3 million.

7. SHARE-BASED COMPENSATION

The Company has a 2010 Omnibus Incentive Plan (“2010 Plan”) which permits it to issue up to 1,500,000 share grants in the form of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other stock-based awards. In May 2012, the Company made an additional aggregate grant of 300,000 SARs and RSUs to certain employees of BBAM LP, who provide services to Fly pursuant to management and servicing agreements. As of September 30, 2012 and December 31, 2011, the Company had made grants aggregating 1,500,000 and 1,200,000 of total share grants under the 2010 Plan, respectively.

A summary of the Company’s SAR activity for the nine months ended September 30, 2012 is presented below:

	Number of shares	Weighted average exercise price
Outstanding at December 31, 2011	708,840	$12.85
SARs granted	183,164	12.28
SARs exercised	—	—
SARs canceled or forfeited	—	—

Outstanding at September 30, 2012	892,004	12.74
Exercisable at September 30, 2012	356,152	$12.71

A summary of the Company’s RSU activity for the nine months ended September 30, 2012 is presented below:

	Number of shares	Weighted average grant date fair value
Outstanding and unvested at December 31, 2011	330,896	$13.09
RSUs granted	116,836	12.28
RSUs vested	(83,588)	13.30
RSUs canceled or forfeited	—	—

Outstanding and unvested at September 30, 2012	364,144	$12.78

At September 30, 2012 and December 31, 2011, unvested RSUs and SARs had a weighted average remaining vesting term of 1.0 year in each period.

Valuation Assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest is estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

	Three months ended September 30, 2012	Three months ended September 30, 2011	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Risk-free interest rate	0.90% – 2.73%	1.72% – 2.73%	0.90% – 2.73%	1.72% – 3.47%
Volatility	55% – 70%	60% – 70%	55% – 70%	60% – 70%
Expected life	6 – 10 years	6 – 9 years	6 – 10 years	6 – 10 years

Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $1.5 million and $0.7 million for the three month periods ended September 30, 2012 and 2011, respectively. For the nine month periods ended September 30, 2012 and 2011, share-based compensation expense totaled $3.1 million for each respective period.

Unamortized share-based compensation expense totaled $3.8 million and $3.6 million at September 30, 2012 and December 31, 2011, respectively.

8. EARNINGS PER SHARE

SARs and RSUs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities. Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested SARs and RSUs during the period.

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities. As of September 30, 2012 and 2011, 232,821 SARs and 588,971 SARs, respectively, have been excluded from the calculation of dilutive earnings per share as they were anti-dilutive.

The following table sets forth the calculation of basic and diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
	(Dollars in thousands, except share and per share data)
Numerator
Net income (loss)	$(29,439)	$3,416	$16,677	$10,277
Less: Dividend equivalents paid on vested RSUs and SARs	(78)	(24)	(357)	(72)

Net income (loss) available to common shareholders	$(29,517)	$3,392	$16,320	$10,205

Denominator
Weighted average shares outstanding-Basic	25,769,115	25,647,373	25,750,811	25,904,913
Dilutive common equivalent shares:
RSUs	—	194,548	160,042	142,088
SARs	—	—	4,257	7,342

Weighted average shares outstanding-Diluted	25,769,115	25,841,921	25,915,110	26,054,343
Earnings (loss) per share:
Basic	$(1.15)	$0.13	$0.63	$0.39
Diluted	$(1.15)	$0.13	$0.63	$0.39

9. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia and the Cayman Islands that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. In calculating net trading income, Fly and its Irish tax resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on its aircraft. In addition, repatriated earnings and any undistributed earnings from the Company’s Cayman subsidiaries will be taxed at the 25.0% tax rate. Fly’s French resident subsidiaries pay a corporation tax of 33.33%, Fly’s Luxembourg resident subsidiary pays a corporation tax of 28.8% and Fly’s Australian resident subsidiaries pay a corporation tax of 30.0% on their net trading income.

The Company’s tax provision includes U.S. federal and state taxes on its share of BBAM LP’s taxable income sourced in the U.S. BBAM LP operates in jurisdictions in which it, rather than its partners, is responsible for the taxes levied. These taxes are included in BBAM LP’s results and are reflected in the Company’s equity earnings from BBAM LP. In addition, the Company may be subject to U.S. branch profit tax on U.S. sourced dividends it receives from its subsidiary, Fly-BBAM.

Fly-BBAM is also subject to Irish tax on dividends paid to it by BBAM LP at either 12.5% or 25.0% depending on the underlying source of income. Subject to limitations under current Irish law, U.S. taxes paid by the Company or taxes paid by BBAM LP’s subsidiaries may be credited against an Irish tax liability associated with its investment in BBAM LP.

Income tax expense by jurisdiction is shown below:

	Three months ended September 30, 2012	Three months ended September 30, 2011	Nine months ended September 30, 2012	Nine months ended September 30, 2011
	(Dollars in thousands)
Deferred tax (benefit) expense:
Ireland	$(3,842)	$413	$636	$1,468
France	(8)	(1)	(6)	8
Australia	977	—	2,396	—
United States	62	(84)	123	(58)

Deferred tax (benefit) expense— total	(2,811)	328	3,149	1,418

Current tax expense:
Ireland	32	(4)	98	52
France	(31)	3	12	19
Luxembourg	17	—	17	—
United States	800	318	1,678	858

Current tax expense — total	818	317	1,805	929

Provision (benefit) for income taxes	$(1,993)	$645	$4,954	$2,347

The principal components of the Company’s net deferred tax asset (liability) were as follows:

	September 30, 2012	December 31, 2011
	(Dollars in thousands)
Deferred tax asset:
Net operating loss carry forwards	$167,120	$151,268
Net unrealized losses on derivative instruments	7,788	13,298
Basis difference on acquisition of GAAM Australian assets	16,493	16,493
Valuation allowance	(18,084)	(16,493)

Total deferred tax asset	173,317	164,566

Deferred tax liability:
Excess of tax depreciation over book depreciation	(146,048)	(127,660)
Book/tax differences identified in connection with GAAM Portfolio acquisition:
Debt	(5,056)	(6,826)
Security deposits and maintenance reserve liability	(1,634)	(1,451)
Lease premiums, net	(163)	(1,028)
Net earnings of non-European Union member subsidiaries	(21,363)	(22,110)
Other	(39)	(162)

Total deferred tax liability	(174,303)	(159,237)

Deferred tax (liability) asset, net	$(986)	$5,329

10. COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

11. RELATED PARTY TRANSACTIONS

Fly has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with BBAM. Services to be rendered under these agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and expenses that may be payable to the Manager may be reduced for any like payments made to other BBAM affiliates. The amended management agreement expires on April 29, 2015.

BBAM was entitled to receive base and rent fees pursuant to the Agreements in amounts totaling $3.2 million and $1.8 million for the three month periods ended September 30, 2012 and 2011, respectively. For the nine month periods ended September 2012 and 2011, base and rent fees incurred totaled $9.5 million and $5.4 million, respectively. BBAM received administrative fees from aircraft owning subsidiaries of the Company totaling $0.5 million and $0.3 million for the three month periods ended September 30, 2012 and 2011, respectively. For the nine month periods ended September 30, 2012 and 2011, BBAM received administrative fees of $1.3 million and $0.8 million, respectively.

For the nine month periods ended September 30, 2012 and 2011, $0.9 million and $0.6 million of origination fees were incurred for newly acquired aircraft, respectively. The Company acquired four and one aircraft, respectively, during the nine month period ended September 30, 2012 and 2011, respectively. For the three and nine month periods ended September 30, 2012, fees of $0.7 million were incurred for aircraft disposed. The Company did not sell any aircraft during the nine month period ended September 30, 2011.

The Company makes quarterly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to Fly (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. The amount is also subject to adjustment by notice from the Manager and the approval of the independent members of the Company’s board of directors. For the three month periods ended September 30, 2012 and 2011, the Company incurred $2.6 million and $1.6 million of Management Expenses, respectively. For the nine month periods ended September 30, 2012 and 2011, the Company incurred $7.7 million and $4.7 million of Management Expenses, respectively.

In connection with the Term Loan, the Company also paid to the Manager a one-time loan origination fee of $0.6 million during the nine month period ended September 30, 2012.

At September 30, 2012 and December 31, 2011, the Manager incurred reimbursable expenses totaling $0.3 million and $0.1 million, respectively, in connection with the performance of its services, which are payable by the Company.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels established by FASB give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and secured borrowings. Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and accounts payable approximate their carrying value. (The fair values of cash, restricted cash and cash equivalents are a Level 1 hierarchy. The fair values of accounts receivable and accounts payable are Level 2 hierarchy.) The fair value of the Company’s debt facilities are primarily based on valuation models, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investments in unconsolidated subsidiaries and flight equipment held for operating leases. Fly accounts for its investments in unconsolidated subsidiaries under the equity method and records an impairment when its fair value is less than its carrying value (Level 3).

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, and uses Level 3 inputs which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft.

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	September 30, 2012		December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$643,934	$599,436	$599,805	$491,468
B&B Air Acquisition Facility	—	—	425,931	414,300
Nord LB Facility	530,763	530,763	569,909	569,909
BOS Facility	299,937	299,225	479,561	479,561
Term Loan	379,439	396,481	—	—
Other aircraft secured debt	282,437	281,359	216,395	216,395
Other secured debt	—	—	34,509	34,509
Derivative asset	738	738	4,023	4,023
Derivative liabilities	54,473	54,473	98,487	98,487

As of September 30, 2012 and December 31, 2011, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
September 30, 2012:
Derivative asset	—	$738	—	$738
Derivative liabilities	—	54,473	—	54,473
December 31, 2011:
Derivative asset	—	$4,023	—	$4,023
Derivative liabilities	—	98,487	—	98,487

13. SHAREHOLDERS’ EQUITY

On May 2, 2012, the Company’s Board of Directors approved a new $25.0 million share repurchase program expiring in May 2013. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. No shares were repurchased during the nine month period ended September 30, 2012.

The Company had a $30.0 million share repurchase program which expired in May 2012. As of September 30, 2012, there were 25,769,115 shares outstanding.

14. SUBSEQUENT EVENTS

On October 15, 2012, the Company declared a dividend of $0.22 per share or approximately $5.7 million. The dividend will be paid on November 20, 2012 to shareholders of record at October 30, 2012.

On October 31, 2012, 119,867 SARs and 80,130 RSUs vested under the Company’s 2010 Plan.

On November 7, 2012, a subsidiary of the Company, Fly Acquisition II Limited, entered into a five-year, non-recourse senior secured revolving credit facility with Deutsche Bank Trust Company Americas and several other lenders. The Fly Acquisition II Facility provides for loans in an aggregate amount of up to $250 million for an availability period of two years followed by a three year term. Borrowings under the Fly Acquisition II Facility will be used to finance the acquisition of additional aircraft which may not be more than eight years of age at the time of such funding. All borrowings under the Fly Acquisition II Facility are subject to the satisfaction of certain conditions and the administrative agent’s consent, including the absence of a default and the accuracy of representations and warranties. Borrowings under the Fly Acquisition II Facility will bear interest at a rate based on the one-month LIBOR plus an applicable margin. The applicable margin for the first two years will be 3.75% and increased to 4.25%, 4.75% and 5.25%, respectively, for each consecutive year during the term. The Company paid an upfront fee of $2.5 million to the lenders concurrent with the closing. The Company also entered into a servicing agreement with BBAM pursuant to which it will pay $10,000 per month in administrative fees as well as 3.5% of rents collected, plus $1,000 per month per aircraft.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2011. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note”.

Overview

Fly Leasing Limited is a global lessor of modern, in-demand, fuel-efficient commercial jet aircraft. We are principally engaged in purchasing commercial aircraft which we lease under multi-year contracts to a diverse group of airlines around the world. Our aircraft are leased under long-term to medium-term contracts to a diverse group of airlines globally. On October 14, 2011, we completed the acquisition of a portfolio of 49 aircraft and other assets valued at approximately $1.4 billion. As of September 30, 2012, we owned a portfolio of 110 aircraft.

Although we are organized under the laws of Bermuda, we are a resident in Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three and nine month periods ended September 30, 2012, we had a net loss of $29.4 million and net income of $16.7 million, respectively, or diluted loss per share of $1.15 and diluted earnings per share of $0.63, respectively. Included in the net loss for the three month period ended September 30, 2012 was a charge of $32.3 million associated with swap terminations for the B&B Air Acquisition Facility. Net cash flows provided by operating activities for the nine month period ended September 30, 2012 totaled $147.6 million. Net cash flow used in investing activities was $6.8 million, and net cash used in financing activities was $107.9 million for the nine month period ended September 30, 2012. We paid $16.3 million in dividends and dividend equivalents associated with stock-based compensation awards during the nine month period ended September 30, 2012.

Equity earnings from our investment in unconsolidated subsidiaries for the three and nine month periods ended September 30, 2012 totaled $1.9 million and $6.0 million, respectively. We received distributions of $5.2 million from our unconsolidated subsidiaries during the nine month period ended September 30, 2012.

During the nine month period ended September 30, 2012, we purchased four aircraft for a total acquisition cost of $60.4 million. To partially finance the acquisitions, we entered into loan agreements with an international commercial bank to borrow a total of $50.0 million.

Three aircraft were sold during the nine month period ended September 30, 2012. We received net cash proceeds of $50.7 million and recognized a gain on sale of aircraft of $8.5 million. We repaid debt of $38.8 million associated with these aircraft.

During the nine month period ended September 30, 2012, two of our lessees filed for bankruptcy. We have terminated the leases and repossessed three aircraft associated with these lessees. In addition, we agreed to an early termination of the leases of three aircraft with one lessee and have taken possession of the aircraft. Subsequent to September 30, 2012, a lessee of one of one aircraft ceased operations and filed for bankruptcy protection.

On August 9, 2012, through a wholly-owned subsidiary, we entered into a $395.0 million senior secured term loan that matures in 2018 (the “Term Loan”) with a consortium of lenders. The Term Loan was issued at a discount of 4.0% to par value, which will be amortized over six years. The Term Loan bears interest at LIBOR plus a margin of 5.50%, with a LIBOR floor of 1.25% and requires quarterly principal payments of 1.25% of the original loan amount.

Debt proceeds of $266.7 million, along with approximately $122.5 million of our cash, was applied towards full repayment of the B&B Air Acquisition Facility which financed 16 aircraft. We received the remaining proceeds of $112.5 million as the additional seven aircraft which were previously financed in the BOS Facility were delivered into the Term Loan facility. These proceeds were applied towards full repayment of debt outstanding in the BOS Facility in respect of these seven aircraft, as well as associated break costs. The Term Loan is secured by 23 aircraft and is guaranteed by Fly.

On November 7, 2012, our subsidiary, Fly Acquisition II Limited, entered into a five-year, non-recourse senior secured revolving credit facility with Deutsche Bank Trust Company Americas and several other lenders. The Fly Acquisition II Facility provides for loans in an aggregate amount of up to $250 million for an availability period of two years followed by a three year term. Borrowings under the Fly Acquisition II Facility will be used to finance the acquisition of additional aircraft which may not be more than eight years of age at the time of such funding. (See “Liquidity and Capital Resources – Our Future Sources and Uses of Liquidity – Financing – Aircraft Acquisition Facility” below.)

Impact of GAAM Portfolio Acquisition

On October 14, 2011, we completed the acquisition of the GAAM Portfolio and assumed approximately $1.2 billion of secured, non-recourse debt financing with the aircraft. Because the majority of GAAM’s debt was entered into during a period of favorable market conditions which provided for lower borrowing margins and higher loan-to-value ratios than are currently available, we recorded GAAM’s debt on our balance sheet at a fair value that is lower than its face value. This difference is being amortized into interest expense for the remaining terms of the debt facilities, resulting in higher interest expense than our cash interest payments.

We also evaluated whether the leases acquired with the aircraft in the GAAM Portfolio were at fair market value by comparing the contractual lease rates to the range of current lease rates of like aircraft. We recognized a lease premium when we determined that an acquired lease’s terms were above market value and a lease discount when the acquired lease’s terms were below fair market value. Lease discounts are capitalized into other liabilities and accreted as additional rental revenue on a straight-line basis over the lease term. Lease premiums are capitalized into other assets and amortized against rental revenue on a straight-line basis over the lease term. In the aggregate, lease premiums exceeded lease discounts, and the amortization of these lease premiums reduces our reported operating lease revenues for the remaining terms of such leases.

The following table shows the impact of the amortization of debt discounts, lease premiums and certain other items for the three month period ended December 31, 2012 and for the succeeding six years. This table reflects our current portfolio and debt facilities. The amortization amounts for each applicable period may change for a number of reasons, including, among other things, aircraft dispositions, debt repayments and refinancings.

	Three months ended December 31,	Year ended December 31,
	2012	2013	2014	2015	2016	2017	2018
	(in thousands)
Amortization of GAAM purchase accounting adjustments:
Amortization of fair value lease premiums and discounts, net	$1,300	$2,264	$884	$67	$—	$—	$—
Amortization of fair value debt discounts	4,165	12,875	8,277	4,962	3,294	2,479	1,550

Total amortization of GAAM purchase accounting adjustments	$5,465	$15,139	$9,161	$5,029	$3,294	$2,479	$1,550

Market Conditions

The airline industry continues to be challenged by sluggish economic growth and high fuel prices, although fuel prices have moderated recently. We expect airline profits in most parts of the world to be lower in 2012 compared to 2011. This could make it difficult for certain of our lessees to make lease rental and other payments on a timely basis and cause airlines to cut capacity or slow their growth plans which may lead to decreased demand for leased aircraft. Despite these challenging airline industry conditions, there continues to be an overall positive trend in world air traffic demand which we believe will drive growth in the aircraft leasing market in the long-term. As global economies and populations grow, particularly in highly populated emerging markets, long-term air travel demand is expected to remain strong. The demand for passenger and cargo air transport has grown at 1.5 to 2.0 times the long-term global GDP growth rate over the last 40 years, and the world aircraft fleet of in-service passenger jet aircraft has increased from approximately 6,753 aircraft in 1990 to 17,286 aircraft in 2011. At the same time, the percentage of these aircraft which are leased has increased from 12% in 1990 to 41% in 2011. It is expected that this trend will continue and that approximately 50% of airlines’ jet passenger fleets will be leased by 2020.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2011.

Operating Results

Management’s discussion and analysis of operating results presented below relates to the consolidated statements of income of Fly for the three and nine month periods ended September 30, 2012 and 2011.

Consolidated Statements of Income of Fly for the three months ended September 30, 2012 and 2011

	Three months ended September 30, 2012	Three months ended September 30, 2011
	(Dollars in thousands)
Revenues
Operating lease revenue	$84,443	$47,387
Equity earnings from unconsolidated joint ventures	1,852	1,289
Lease termination settlement	—	528
Interest and other income	113	233

Total revenues	86,408	49,437

Expenses
Depreciation	34,302	21,158
Interest expense	36,045	18,278
Selling, general and administrative	11,435	5,756
Ineffective, dedesignated and terminated derivatives	32,580	—
Maintenance and other costs	3,478	184

Total expenses	117,840	45,376

Net income before provision for income taxes	(31,432)	4,061
Provision (benefit) for income taxes	(1,993)	645

Net income	$(29,439)	$3,416

As of September 30, 2012 and 2011, we had 110 and 59 aircraft in our portfolio, respectively. As of September 30, 2012, we had 105 aircraft on lease to 53 lessees, compared to September 30, 2011, when 58 of our aircraft were on lease to 34 lessees.

	Three months ended September 30,		Increase/ Decrease
	2012	2011
	(Dollars in thousands)
Operating lease revenue:
Basic rent	$82,466	$49,361	$33,105
End of lease revenue	5,849	—	5,849
Lease incentives	(1,930)	(1,897)	(33)
Other	(1,942)	(77)	(1,865)

Total operating lease revenue	$84,443	$47,387	$37,056

Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the three month period ended September 30, 2012, operating lease revenue totaled $84.4 million, an increase of $37.1 million as compared to the three month period ended September 30, 2011. The increase was primarily due to (i) additional revenue of $36.8 million from aircraft in the GAAM Portfolio, (ii) $5.8 million of end of lease revenue resulting from early termination of leases in 2012 compared to none in 2011, and (iii) additional revenue of $3.9 million from other aircraft acquired in 2011 and 2012. These increases were partially offset by a decrease of $6.1 million due to aircraft sold in 2011 and 2012, and a $3.3 million decrease in revenues primarily due to non-revenue generating aircraft and lower lease rates.

Amortization of lease incentives recorded as reduction of operating lease revenue totaled $1.9 million for each of the three month periods ended September 30, 2012 and 2011.

For the three month periods ended September 30, 2012 and 2011, we recorded equity earnings from unconsolidated subsidiaries of $1.9 million and $1.3 million, respectively. We have a 15.0% interest in BBAM LP and a 57.4% interest in Fly-Z/C LP.

Depreciation expense was $34.3 million and $21.2 million for the three month periods ended September 30, 2012 and 2011, respectively. The increase of $13.1 million was primarily due to aircraft acquired in 2011 and 2012.

Interest expense was $36.0 million and $18.3 million for the three month periods ended September 30, 2012 and 2011, respectively. The increase of $17.7 million was primarily due to (i) debt assumed in the acquisition of the GAAM Portfolio in October 2011, (ii) interest on debt that financed our other aircraft acquisition, and (iii) the write-off of debt issue costs and discounts associated with debt that financed the aircraft that we sold and debt that was refinanced. These increases were partially offset by interest expense reductions as a result of the reduced amount of our secured borrowings.

Selling, general and administrative expenses were $11.4 million and $5.8 million for the three month periods ended September 30, 2012 and 2011, respectively, an increase of $5.6 million. Approximately $2.6 million of the increase relates to costs for the management and servicing of the larger portfolio, the majority of which was based on the increase in revenues collected and earned by Fly. Also contributing to the increase are: (i) $1.5 million of non-cash share-based compensation, and (ii) approximately $1.6 million of fees and expenses incurred in obtaining Fly’s corporate credit ratings professional services.

In connection with the repayment of the amounts outstanding under the B&B Air Acquisition Facility during the three months ended September 30, 2012, we terminated eleven swaps associated with the facility and expensed swap breakage costs of $32.3 million. We also had unrealized losses on derivatives of $0.3 million resulting from fair market value changes to our ineffective hedge and dedesignated derivative instruments. These expenses are reflected as ineffective, de-designated and terminated derivatives.

Maintenance and other leasing costs were $3.5 million and $0.2 million for the three month periods ended September 30, 2012 and 2011, respectively. Costs incurred in 2012 relate to aircraft whose leases were terminated early.

Provision for income taxes consisting primarily of Irish income tax benefits was $2.0 million for the three month period ended September 30, 2012. Provision for income taxes consisting primarily of Irish income taxes was $0.6 million for the corresponding period in 2011. The effective tax rate was 6.3% and 15.9% for the three month periods ended September 30, 2012 and 2011, respectively. We are a tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income.

Our consolidated net loss was $29.4 million for the three month period ended September 30, 2012. Our consolidated net income was $3.4 million for the three month period ended September 30, 2011.

Consolidated Statements of Income of Fly for the nine months ended September 30, 2012 and 2011

	Nine months ended September 30, 2012	Nine months ended September 30, 2011
	(Dollars in thousands)
Revenues
Operating lease revenue	$285,800	$149,149
Equity earnings from unconsolidated joint ventures	5,980	2,626
Gain on sale of aircraft	8,489	—
Lease termination settlement	—	1,616
Interest and other income	1,556	886

Total revenues	301,825	154,277

Expenses
Depreciation	102,795	62,723
Interest expense	109,695	55,174
Selling, general and administrative	30,213	19,653
Ineffective, dedesignated and terminated derivatives	31,353	—
Maintenance and other costs	6,138	4,103

Total expenses	280,194	141,653

Net income before provision for income taxes	21,631	12,624
Provision (benefit) for income taxes	4,954	2,347

Net income	$16,677	$10,277

	Nine months ended September 30,		Increase/ Decrease
	2012	2011
	(Dollars in thousands)
Operating lease revenue:
Basic rent	$261,407	$151,641	$109,766
End of lease revenue	35,805	2,859	32,946
Lease incentives	(5,232)	(5,084)	(148)
Other	(6,180)	(267)	(5,913)

Total operating lease revenue	$285,800	$149,149	$136,651

Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the nine month period ended September 30, 2012, operating lease revenue totaled $285.8 million, an increase of $136.7 million as compared to the nine month period ended September 30, 2011. The increase was primarily due to (i) additional revenue of $112.2 million from aircraft in the GAAM Portfolio, (ii) additional revenue of $10.3 million from other aircraft acquired in 2011 and 2012, and (iii) $35.8 million of end of lease revenue resulting from early termination of leases in 2012 compared to $2.9 million in 2011. The increases were partially offset by a $14.4 million decrease in rental revenue from sale of aircraft and a $4.2 million decrease in revenues primarily due to non-revenue generating aircraft and lower lease rates.

Amortization of lease incentives recorded as a reduction of operating lease revenue totaled $5.2 million and $5.1 million for the nine month periods ended September 30, 2012 and 2011, respectively.

For the nine month periods ended September 30, 2012 and 2011, we recorded equity earnings from unconsolidated subsidiaries of $6.0 million and $2.6 million, respectively. We have a 15.0% interest in BBAM LP and a 57.4% interest in Fly-Z/C LP.

During the nine month period ended September 30, 2012, we sold three aircraft and recognized a pre-tax gain on sale of $8.5 million. We sold no aircraft in the nine month period ended September 30, 2011.

Depreciation expense was $102.8 million and $62.7 million for the nine month periods ended September 30, 2012 and 2011, respectively. The increase of $40.1 million was primarily due to aircraft acquired in 2011 and 2012, partially offset by depreciation on aircraft we sold during 2011 and 2012.

Interest expense was $109.7 million and $55.2 million for the nine month periods ended September 30, 2012 and 2011, respectively. The increase of $54.5 million was primarily due to (i) interest on debt assumed in the acquisition of the GAAM Portfolio in October 2011, (ii) interest on debt that financed our other aircraft acquisitions, and (iii) the write-off of debt issue costs and discounts associated with debt that was refinanced. These were partially offset by interest expense reductions as a result of the reduced amount of our secured borrowings.

Selling, general and administrative expenses were $30.2 million and $19.7 million for the nine month periods ended September 30, 2012 and 2011, respectively, an increase of $10.5 million. Approximately $7.9 million of the increase relates to costs for the management and servicing of the larger portfolio, the majority of which was based on the increase in revenues collected and earned by Fly. Also contributing to the increase is approximately $1.9 million in fees and expenses incurred in obtaining Fly’s corporate credit rating and corporate professional services. The 2011 expense includes $1.9 million of transaction costs associated with the acquisition of the GAAM portfolio.

In connection with the repayment of the amounts outstanding under the B&B Air Acquisition Facility, we terminated eleven swaps associated with the facility and expensed swap breakage costs of $32.3 million during the nine month period ended September 30, 2012. This expense was partially offset by unrealized gains on our derivatives of $0.9 million resulting from fair market value changes to our ineffective hedge and dedesignated derivative instruments.

Maintenance and other leasing costs were $6.1 million and $4.1 million for the nine month periods ended September 30, 2012 and 2011, respectively. Costs incurred in 2012 relate to aircraft whose leases were terminated early and costs incurred in 2011 included expenses incurred to deliver aircraft to new lessees.

Provision for income taxes consisting primarily of Irish income taxes was $5.0 million and $2.3 million for the nine month periods ended September 30, 2012 and 2011, respectively. The effective tax rate was 22.9% and 18.6% for the nine month periods ended September 30, 2012 and 2011, respectively.

Our consolidated net income was $16.7 million and $10.3 million for the nine month periods ended September 30, 2012 and 2011, respectively.

Liquidity and Capital Resources

Cash Flows of Fly for the nine months ended September 30, 2012 and 2011

We generated cash from operations of $147.6 million and $82.4 million for the nine month periods ended September 30, 2012 and 2011, respectively. The increase of $65.2 million is primarily attributable to the growth of our aircraft portfolio from 59 to 110 aircraft.

For the nine month period ended September 30, 2012, cash used in investing activities was $6.8 million compared to cash used in investing activities of $55.0 million for the nine month period ended September 30, 2011. In the nine month period ended September 30, 2012, we used $50.8 million of cash as equity to acquire four aircraft. We sold three aircraft in 2012 and received net cash proceeds of $50.7 million. Lessor maintenance contributions totaled $11.9 million and $10.8 million for the nine month periods ended September 30, 2012 and 2011, respectively. In the nine month period ended September 30, 2011, we used $41.8 million of cash to acquire an aircraft. In 2011, we also made a net investment of $28.1 million for a 57.4% limited partnership interest in Fly-Z/C LP.

Cash used in financing activities for the nine month period ended September 30, 2012 totaled $107.9 million. Cash provided by financing activities was $38.9 million for the nine month period ended September 30, 2011. In the nine month period ended September 30, 2012, we made: (i) repayments on our secured borrowings totaling $753.0 million, (ii) a net payment of $35.1 million in connection with the termination of interest rate swaps associated with the repayment of amounts outstanding under the B&B Air Acquisition Facility and (iii) dividends and dividend equivalents payments of $16.3 million. These were partially offset by: (i) receipt of $87.3 million net proceeds from Note sales, (ii) borrowings of $459.2 million to partially finance the repayment of all amounts outstanding under the B&B Air Acquisition Facility and the acquisition of aircraft, (iii) reductions to our restricted cash accounts totaling $131.7 million and (iv) net maintenance payment liability receipts of $24.3 million. In the nine month period ended September 30, 2011, we had: (i) net maintenance payment liability receipts of $33.9 million, (ii) proceeds of $33.8 million from the sale of Notes, (iii) net proceeds of $29.5 million from other secured borrowings, and (iv) proceeds of $1.4 million from an interest rate swap we terminated. These were partially offset by (i) share repurchases for $12.8 million, (ii) debt repayments of $33.8 million and (iii) dividends and dividend equivalents payments of $15.7 million.

Our Future Sources and Uses of Liquidity

We operate in a capital-intensive industry. The principal factors affecting our expected cash flows include lease revenues from our aircraft, net proceeds from aircraft dispositions, cash interest and principal payments made on our debt, operating expenses, dividend payments and capital expenditures on our aircraft.

The following shows the number of leases expiring during the three month period ended December 31, 2011 and for the succeeding years:

	Three months	During the year ended December 31,
	ended December 31, 2012	2013	2014	2015	2016	Thereafter	Total
Number of leases expiring	6	13	18	27	14	27	105

Our short-term liquidity needs include working capital for operations, our aircraft related expenses, interest and principal payments, tax payments and cash to pay dividends to our shareholders. We have been dependent upon distributions from our subsidiaries, particularly B&B Air Funding and B&B Air Acquisition to fund our corporate operating expenses and our dividend payments. Beginning in August 2012, all of the cash flow generated by the aircraft secured by B&B Air Funding has been used to: (i) make payments for aircraft related expenses for this portfolio, (ii) make payments to BBAM for servicing this portfolio and (iii) repay debt owed by B&B Air Funding. Further, substantially all of the cash flow generated by the aircraft financed by the Nord LB Facility must be used to repay debt beginning in November 2012. In addition, a $15.0 million principal payment is required in November 2012 under the Nord LB facility. As of September 30, 2012, our unrestricted cash balance totaled $166.7 million.

We repaid the B&B Air Acquisition Facility on August 9, 2012 with proceeds from the Term Loan. We expect to receive distributions from our subsidiaries who are party to the Term Loan.

We incur corporate operating expenses of approximately $5.0 million per quarter which includes the management fee of $2.5 million per quarter. The current quarterly dividend of $0.22 per share requires approximately $5.7 million of cash each quarter. We expect that cash on hand and cash flow provided by operations will satisfy our liquidity needs through at least the next twelve months.

Our liquidity needs also include the funding of aircraft acquisitions and other strategic investments. Aircraft acquisitions will be funded substantially through additional borrowings or equity offerings. Our ability to acquire additional aircraft depends significantly on our ability to access bank borrowings and debt and equity capital markets.

Our access to debt and equity financing to refinance amounts outstanding under our secured borrowings or to fund acquisitions will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments.

Dividends and Share Repurchases

From February 2009 to May 2012, we have paid quarterly dividends of $0.20 per share. In August 2012, we paid a quarterly dividend of $0.22 per share, representing a 10% increase in the quarterly dividend. On October 15, 2012, we declared a dividend of $0.22 per share to be paid on November 20, 2012 to shareholders of record on October 30, 2012. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deem relevant.

On May 2, 2012, our Board of Directors approved a new $25.0 million share repurchase program expiring in May 2013. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. We did not repurchase any shares during the nine month period ended September 30, 2012.

Note Sale

In the first quarter of 2012, we sold the remaining $106.7 million principal amount of Notes held by us through a wholly-owned subsidiary for total proceeds of $87.3 million, a portion of which was used to repay associated debt.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of an aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserves and lease-end adjustment payments we will receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. For the nine month period ended September 30, 2012, we received $44.8 million of maintenance payments from lessees, made maintenance payment disbursements of $20.5 million and also made maintenance contributions of $12.0 million.

Financing

Notes Payable

On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”). The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. Interest is payable monthly based on the current one-month London Interbank Offered Rate (“LIBOR”) plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and in certain circumstances, principal on the Notes.

In 2009, we repurchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes for $83.0 million. In 2011, we sold $40.8 million principal amount of these repurchased Notes for $33.8 million. In the first quarter of 2012, we sold the remaining $106.7 million principal amount of Notes for $87.3 million. The discount of $19.4 million will be amortized over the remaining term of the Notes. As of September 30, 2012, the outstanding principal amount of Notes was $666.0 million.

Until August 2012, there were scheduled minimum principal payments of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. In the event we sell any aircraft, we are required to repay the Note obligation allocable to the aircraft. Scheduled principal payments during the nine month period ended September 30, 2012 totaled $8.7 million. In July 2012, following the sale of three aircraft in June, we made a principal repayment of $38.8 million.

Beginning August 2012, all revenues collected from aircraft financed by B&B Air Funding during each monthly period are being applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. The final maturity date of the Notes is November 14, 2033.

B&B Air Funding is subject to certain financial and operating covenants. As of September 30, 2012, B&B Air Funding was not in default under the Notes.

In connection with the issuance of the Notes, B&B Air Funding entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. As of September 30, 2012, B&B Air Funding had not drawn on the Note Liquidity Facility.

B&B Air Acquisition Facility

On November 7, 2007, B&B Air Acquisition entered into a credit facility that provided for aircraft financing (“B&B Air Acquisition Facility”). Tranches A and B were provided by a consortium of third party lenders and were subject to customary terms and conditions. Borrowings under the B&B Air Acquisition Facility accrued interest at a rate based on the one-month LIBOR plus an applicable margin. The applicable margins for Tranche A and B were 1.50% per annum and 4.00% per annum, respectively.

On August 9, 2012, the amounts outstanding under the B&B Air Acquisition Facility, which financed 16 aircraft at that time, were repaid with proceeds from a new Term Loan (see below) and approximately $122.5 million of our cash. In connection with the early repayment of the facility, $2.5 million of accrued interest was waived by the lenders. The amount was recognized as a reduction to interest expense.

GAAM Financing

In connection with the acquisition of the GAAM Portfolio, our subsidiaries assumed secured, non-recourse debt which financed these aircraft at the time of the acquisition. The financing is provided by six lenders through five facilities. All of the loans are secured by pledges of our rights, title and interest in the acquired aircraft and the related leases.

Nord LB Facility

In connection with 19 of the 49 aircraft acquired in the GAAM Portfolio, our subsidiaries assumed a debt facility provided by Nord LB which matures in November 2012. In February 2012, we repaid $25.0 million of the outstanding borrowings and completed an extension of the Nord LB Facility to November 2018. At the beginning of the extension term on November 14, 2012, we will make an additional principal payment of $15.0 million. From February 6, 2012 until November 14, 2012, we will pay Nord LB a fee equal to 0.45% per annum on the amount which will be outstanding on November 14, 2012 (approximately $532 million). In connection with the negotiation of the facility extension, we entered into an amendment agreement with respect to the current Nord LB Facility. The Nord LB Facility is currently structured as a single loan facility pursuant to which one of our subsidiaries is the borrower. Starting on November 14, 2012, the Nord LB Facility will be structured as 19 individual loans with each aircraft owning subsidiary acting as the borrower on each loan. These loans will generally be cross-collateralized and cross-defaulted.

The weighted average interest rate on the current Nord LB Facility is 5.86% on loans associated with aircraft with fixed rate leases. The interest rate on loans associated with aircraft with floating rate leases is one month LIBOR plus 0.25% or 1.44%. The blended weighted average interest rate for the facility was 4.09% as of September 30, 2012, excluding the debt discount amortization. During the extension term which begins November 14, 2012, the Nord LB Facility will bear interest at one month LIBOR plus 3.30% until the final maturity date on November 14, 2018. We may enter into interest rate swap agreements to mitigate the interest rate fluctuation risk during the extension period.

There are monthly scheduled principal payments of approximately $2.3 million through November 2012. Beginning in December 2012:

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We will pay 95% of lease rentals actually received in the corresponding monthly collections period towards interest and principal. If no lease rental payments are received in the applicable period for any financed aircraft, prior to the termination of such lease, no payment is due under the loan related to that aircraft on the corresponding repayment date. Any unpaid interest increases the outstanding borrowing.

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Upon the termination or expiration of a lease, no payments are due under the Nord LB Facility with respect to the outstanding loan amount for that aircraft until the earlier of six months from the termination or expiration or the date the aircraft is re-leased. Interest during this period increases the outstanding borrowing. If an aircraft remains off-lease after six months from the termination or expiration, interest must be paid on each payment date. If an aircraft remains off-lease after twelve months, we must pay debt service equal to 85% of the lease rate paid under the prior lease agreement. The lenders may foreclose on an aircraft that remains off-lease after 24 months, but the lenders may not foreclose on any other aircraft.

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Between February 6, 2012 and the maturity date, in the event that we sell any of the financed aircraft, substantially all sales proceeds (after payment of certain expenses) must be used to repay first the debt associated with the sold aircraft and then the outstanding amounts which finance the other aircraft unless certain conditions are met. In addition, any maintenance reserve amounts which are retained and are not expected to be required for future maintenance will be used to prepay the Nord LB Facility. If we have earned a 10% return on our equity investment after full repayment of the facility, we will pay Nord LB a fee equal to 10% (capped at $5.0 million) of our returns in excess of 10%.

The Nord LB Facility does not contain any financial covenants. However, the Nord LB Facility does contain certain operating covenants relating to the maintenance, registration and insurance of the financed aircraft. The Nord LB Facility also contains certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and re-leasing of the aircraft. As of September 30, 2012, $552.0 million was outstanding under the Nord LB Facility and there was no default under the facility.

BOS Facility

In connection with 21 of the 49 aircraft acquired in the GAAM Portfolio, our subsidiaries assumed a debt facility provided by Bank of Scotland plc and Commonwealth Bank of Australia (“BOS Facility“). During the nine month period ended September 30, 2012, eight aircraft whose leases were expiring in 2012 were refinanced resulting in the repayment of $164.4 million under this facility.

At September 30, 2012, twelve of the GAAM aircraft were financed through this facility, with an aggregate outstanding principal balance of approximately $309.6 million. The BOS Facility consists of individual loans with respect to each financed aircraft which have maturity dates which match the scheduled lease termination dates for the financed aircraft. The loan maturity dates range from 2013 to 2017. Each loan may consist of a senior and junior loan. As of September 30, 2012, $274.0 million was outstanding in senior loans and $35.6 was outstanding in junior loans. The loans are cross-collateralized and the lenders may foreclose on any aircraft upon an event of default on any loan.

Borrowings under the BOS Facility bear either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 1.43% for the senior tranche and 2.70% for the junior tranche. The weighted average interest rate on loans associated with aircraft with fixed rate leases was 5.88% for the senior tranche and 7.39% for the junior tranche. The weighted average interest rate on loans associated with aircraft with floating rate leases was 1.67% for the senior tranche and 2.94% for the junior tranche. At September 30, 2012, the weighted average interest rate on all outstanding amounts was 4.85%, excluding the debt discount amortization.

We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. In addition, we are required to prepay the loan on an aircraft upon lease termination or sale of such aircraft. Upon a lease termination or expiration, we may elect to extend the loan maturity date for up to six months, during which interest (but no principal) is payable. If we re-lease the aircraft during this six month period with the consent of the facility agent, the loan will be extended. If we are unable to re-lease the aircraft on terms acceptable to the lenders or sell the aircraft, the loan becomes due and payable at the end of this six month period.

If any lessee fails to make a payment of rent on a financed aircraft, we may pay the interest and principal due under the loan from our own funds on four successive occasions or on any six occasions. If a lease event of default continues and we are no longer permitted to make such payments, the lenders may instruct us to terminate the relevant lease agreement and we would be required to repay the loan subject to the six month remarketing period described above.

We are subject to operating covenants relating to the maintenance, registration and insurance of the financed aircraft. The BOS Facility also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and re-leasing of the aircraft. As of September 30, 2012, there was no default under the BOS Facility.

Six aircraft pledged under this facility were refinanced with proceeds from a new Term Loan (see below) during the third quarter of 2012. One additional aircraft is expected to be refinanced with proceeds of the Term Loan during the fourth quarter of 2012. As of September 30, 2012, 12 aircraft continue to be financed by the BOS Facility.

Term Loan

On August 9, 2012, we entered, through a wholly-owned subsidiary, into a $395.0 million senior secured term loan that matures in 2018 with a consortium of lenders. The Term Loan was issued at a discount of 4.0% to par value, which will be amortized over six years. The Term Loan bears interest at LIBOR plus a margin of 5.50%, with a LIBOR floor of 1.25% and requires quarterly principal payments of 1.25% of the original loan amount.

Debt proceeds of $266.7 million, along with approximately $122.5 million of our cash, was applied towards full repayment of the B&B Air Acquisition Facility which financed 16 aircraft.

We received the remaining proceeds of $112.5 million as the additional seven aircraft which were previously financed in the BOS Facility were delivered into the Term Loan facility. These proceeds were applied towards full repayment of debt outstanding in the BOS Facility in respect of these seven aircraft, as well as associated break costs.

The Term Loan is secured by 23 aircraft and is guaranteed by us. The Term Loan includes certain customary covenants, including reporting requirements, maintenance of public ratings, maintenance of insurance and limitations on our ability to incur additional indebtedness in respect of the aircraft financed by the Term Loan. On or prior to August 9, 2013, the Term Loan can be prepaid in part or in whole for an amount equal to 101% of the outstanding principal amount being repaid. Beginning August 10, 2013 and thereafter, the Term Loan can be prepaid in part or in whole for an amount equal to 100% of the outstanding principal amount being repaid. The aggregate principal amount outstanding as measured on a quarterly basis must not exceed 67.5% of the lower of the mean or median of the half-life adjusted base values of the financed aircraft, as determined by three independent appraisers (“LTV Maintenance Test”). We are required to seek new appraisals semi-annually.

The Term Loan also contains certain concentration limits, based on appraised value, including the following:

•	no more than 30% of one type of widebody aircraft and no more than 40% total widebody aircraft;

•	no more than 30% of the aircraft leased to a single lessee and no more than 50% leased to the two largest lessees;

•	no more than 30% leased to lessees in a single country (except 40% for US lessees); and

•	average age of the portfolio on a sale of an aircraft or an addition of an aircraft shall not exceed the average age on August 9, 2012, plus time elapsed plus 12 months.

Upon the sale of an aircraft, we have the ability to substitute aircraft into the Term Loan subject to certain conditions. The substitute aircraft must have an appraised value equal to or greater than the aircraft removed from the Term Loan and we must be in compliance with the concentrations limits and LTV Maintenance Test after such substitution.

Other Aircraft Secured Borrowings

In addition to the debt financings described above, we have entered into and may periodically enter into secured, non-recourse debt to finance the acquisition of aircraft. These borrowings may finance the acquisition of one or more aircraft and are usually structured as individual loans which are secured by pledges of our rights, title and interest in the financed aircraft and leases. To the extent that multiple aircraft are financed within a single facility, loans in that facility may be cross-collateralized and the lenders may require payment in full or foreclose on any aircraft upon an event of default on any loan. The maturity date on each current loan matches the corresponding lease expiration date. We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. These loans all contain customary covenants relating to the maintenance, registration and insurance of the financed aircraft, as well as restrictions on our activities, including investments and other activities of the borrowers and restrictions on the granting of liens or other security interests in the aircraft. None of these loans include any financial covenants. These loans also contain certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and re-leasing of the aircraft.

Other aircraft secured debt borrowings include: (i) three loans financing nine aircraft were assumed with the acquisition of the GAAM Portfolio, (ii) three loans that were arranged in connection with the re-lease of these aircraft in the GAAM Portfolio and (iii) eight loans that were arranged in connection with the purchase of additional aircraft. As of September 30, 2012, the total principal amount outstanding pursuant to these loans was $287.1 million, with interest rates ranging from 2.04% to 7.20%. These loans mature on the scheduled lease termination dates for the financed aircraft, with maturity dates ranging from December 2013 to February 2019.

Other Secured Borrowing

In June 2009, we entered into a $32.3 million credit facility agreement (the “Credit Facility”) with an international commercial bank. The Credit Facility was secured by a pledge of our rights, title and interest in $119.4 million principal amount of Notes purchased by a wholly-owned subsidiary of Fly. On August 16, 2010, the Credit Facility was amended and restated to increase our borrowing capacity to $85.0 million with a lower collateral requirement and lowered interest cost. During the first quarter of 2012, we repaid the outstanding balance of $34.5 million under the Credit Facility using proceeds from the sale of Notes.

Aircraft Acquisition Facility

On November 7, 2012, our subsidiary, Fly Acquisition II Limited, entered into a five-year senior secured revolving credit facility with Deutsche Bank Trust Company Americas and several other lenders. The Fly Acquisition II Facility provides for loans in an aggregate amount of up to $250 million for an availability period of two years followed by a three year term. Borrowings under the Fly Acquisition II Facility will be used to finance the acquisition of additional aircraft which may not be more than eight years of age at the time of such funding. All borrowings under the Fly Acquisition II Facility are subject to the satisfaction of certain conditions and the administrative agent’s consent, including the absence of a default and the accuracy of representations and warranties. Borrowings under the Fly Acquisition II Facility will bear interest at a rate based on the one-month LIBOR plus an applicable margin. The applicable margin for the first two years will be 3.75% and increased to 4.25%, 4.75% and 5.25%, respectively, for each consecutive year during the term. We paid an upfront fee of $2.5 million to the lenders concurrent with the closing. We also entered into a servicing agreement with BBAM pursuant to which we will pay $10,000 per month in administrative fees as well as 3.5% of rents collected, plus $1,000 per month per aircraft.

Capital Expenditures

During the nine month period ended September 30, 2012, we acquired four aircraft for a combined acquisition cost of $60.4 million. To partially finance the acquisitions, we entered into loan agreements with an international commercial bank to borrow $50.0 million.

In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of September 30, 2012, the weighted average age of the aircraft in our portfolio was 9.2 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Foreign Currency Exchange Risk

We receive a substantial portion of our revenue in U.S. Dollars, and we pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro, and we have entered into leases under which we receive a portion of the lease payments in Euros and Australian dollars. To mitigate the exposure to foreign currency fluctuations associated with these leases, we entered into foreign currency derivative transactions. Depreciation in the value of the U.S. Dollar relative to other currencies increases the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive substantially all of our revenue in U.S. Dollars and pay substantially all of our expenses in U.S. Dollars, a change in foreign exchange rates would not have a material impact on our cash flows.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes, the Term Loan and other borrowings. As of September 30, 2012, 97 out of our 110 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining 13 leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swaps will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $22.9 million, and would have increased or decreased our revenues by $2.1 million on an annualized basis.

The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. As of September 30, 2012, the fair market value of our interest rate swap derivative liabilities, excluding accrued interest, was $51.8 million. A 100 basis-point increase or decrease in interest rate would increase or reduce the fair market value of our derivative liabilities by approximately $32.8 million or $32.5 million, respectively.

Foreign Currency Exchange Risk

We have leases pursuant to which we receive part of the lease payments in Euros or Australian dollars. We have entered into foreign currency hedging transactions related to these leases. Because of our swap agreements, changes in the foreign currency exchange would not have a material impact on our cash flows.

Item 4. Controls and Procedures

We carried out, under the supervision and with the participation of our chief executive officer and chief financial officer an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2012, our disclosure controls and procedures were effective.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Act of 1934, as amended) that occurred during the quarter ended September 30, 2012 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

We have not been involved in any legal proceedings that we expect will have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.

Item 1A. Risk Factors

For a discussion of our potential risks and uncertainties, see the information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 16, 2012 which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

None.

Item 5. Other Information

None.

Item 6. Exhibits

Exhibit Number	Description of Exhibit
10.1	Term Loan Credit Agreement dated as of August 9, 2012, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, Each Other Guarantor Party Referred to Therein, The Lenders Identified Therein, Citibank , N.A., Wells Fargo Bank Northwest, National Association and Citigroup Global Markets Inc.

10.2	Aircraft Mortgage and Security Agreement dated as of August 9, 2012, among Fly Funding II S.A.R.L., Fly Leasing Limited, Fly Peridot Holdings Limited, Babcock & Brown Air Acquisition I Limited, The Initial Intermediate Lessees, The Initial Lessor Subsidiaries, The Additional Grantors Referred to Therein and Wells Fargo Bank Northwest, National Association.